AMENDED SCHEDULE A

DATED JUNE 17, 2025

to

EXPENSE LIMITATION AGREEMENT

DATED APRIL 1, 2022

FOR ULTIMUS MANAGERS TRUST

OPERATING EXPENSE LIMITS

Fund Name	Maximum Operating Expense Limit*	Termination Date

Nia Impact Solutions Fund	0.97%	June 30, 2026

* Expressed as a percentage of a Fund’s average daily net assets. This amount is exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, Acquired Fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business.

Notice is hereby given that this Amendment is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Amendment are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

ULTIMUS MANAGERS TRUST	NIA IMPACT ADVISORS, LLC DBA NIA IMPACT CAPITAL

By: /s/ Todd E. Heim	By: _/s/ Kristin Hull_
Name: Todd E. Heim	Name: Kristin Hull
Title: President	Title: Chief Executive Officer